UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)

NEXUS TELOCATION SYSTEMS LTD.

(Name of Issuer)

ORDINARY SHARES, NIS 0.03 PAR VALUE PER SHARE	M74919149

(Title of Class of Securities)	(CUSIP Number)

Ami Gilad, Adv.
Caspi & Co.
33, Yavetz Street
Tel-aviv 65258, Israel
+972-3-796-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
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CUSIP No. M74919149	13D	Page 2 of 11

1	NAMES OF REPORTING PERSONS: Egged Holdings Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC Use Only
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 37,761,904 (1)
	8	SHARED VOTING POWER: 152,740,260 (1) (2) (3)
	9	SOLE DISPOSITIVE POWER: 37,761,904 (1)
	10	SHARED DISPOSITIVE POWER: 152,740,260 (1) (2) (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 37,761,904 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.94% ON A CURRENT BASIS AND 11.07% ON A FULLY DILUTED BASIS.
14	TYPE OF REPORTING PERSON: CO

(1)	As described in this Schedule 13D, pursuant to a Share Purchase Agreement dated November 16, 2004, by and between Egged Holdings Ltd. (“Egged Holdings”) and Nexus Telocations Systems Ltd. (“Nexus”) (the “SPA”), and a Joinder Agreement dated February 28, 2005, to such SPA, Egged Holdings purchased from Nexus 30,952,381 Ordinary Shares of Nexus at a price per share of U.S. 8.4 cents (US$ 0.084) and was granted warrants to purchase up to 6,809,523 Ordinary Shares of Nexus at an exercise price per share of US 8.4 cents (US$ 0.084), exercisable within sixty (60) days. See Section 4 below.

(2)	As described in this Schedule 13D, Egged Holdings signed on November 16, 2004, a Shareholders Agreement (which was amended on January 30, 2005) with DBSI Investments Ltd. (“DBSI”), a controlling shareholder of Nexus, under which it may be considered as a part of a group which beneficially controls approximately 41.46% of Nexus’ current issued and paid up capital (and 44.78% on a fully diluted basis).

(3)	The amount of 152,740,260 includes 37,761,904 shares and warrants beneficially owned by Egged Holdings and 114,978,356 shares and warrants beneficially owned by DBSI. See Section 4 and 5 below.

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1.	Item 1: Security and Issuer

This statement relates to Ordinary Shares of par value of NIS 0.03. each of Nexus Telocation Systems Ltd (“Nexus”), whose principal executive offices are at 1 Korazim St. Givataim, Israel.

2.	Item 2: Identity and Background

This statement is made by Egged Holdings Ltd. (“Egged Holdings”), a company organized under the laws of the state of Israel, with principal offices at 142 Menachem Begin Street, Tel Aviv, Israel.

Egged Holdings is a fully owned subsidiary of Egged Israel Transportation Cooperative Society Ltd. (“Egged”) who is engaged, primarily in public transportation in Israel.

Egged Holdings is principally an investment company. It is also engaged in real estate.

Egged Holdings has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as result of which it was or is subject to a judgment, decree or final order enjoying future violations of, or prohibiting or mandating activities subject to U.S. federal or state securities laws (as well as Israeli securities laws) or finding any violation with respect to such laws.

2.1	Item 2(a) Member of a Group

Egged Holdings is a party to a Shareholders Agreement dated November 16, 2004, as amended on January 30, 2005 with DBSI Investment Ltd. (“DBSI”) a controlling shareholder of Nexus, under which it may be considered as a part of a group which beneficially controls approximately 41.46% of Nexus’ current issued and paid up share capital (and 44.78% on a fully diluted basis). For further details see Item 4 below.

3.	Item 3: Source and Amount of Funds or other Consideration

3.1	The source and the amount of funds or other consideration used or to be used by Egged Holdings in making the purchase of the purchased shares (as set forth in item ý4.1 below) is US$ 2.6 million, the source of which is Egged Holdings’ working capital.

3.2	In addition to the above and in conjunction with the Nexus transaction, Egged Holdings provided to Shagrir Vehicle Systems Ltd. (formally Pointer Eden Telecom Ltd.) (“Pointer”), a fully owned subsidiary of Nexus, the following convertible loans:

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3.2.1	A loan in the amount of NIS 7,275,000. (approximately US$ 1.7 million) (“Loan A”), and;

3.2.2	A loan in the amount of US$ 2,000,000. - (“Loan B”)

Loans A & B were provided by Egged Holdings to Pointer pursuant to agreements between Nexus, Pointer and Egged Holdings, dated November 16, 2004. For further detail in connection with such agreement see Item 4.2 below.

The source for Egged Holdings convertible loans to Pointer is Egged Holdings working capital.

3.3	In addition to the convertible loans set forth in section ý3.2 above, and in conjunction with the Nexus transaction, Egged Holdings provided to Pointer a loan in the amount of NIS 1 million (approximately US$ 230,000.), pursuant to a loan agreement signed on November 16, 2004, by Egged Holdings, Nexus, Pointer and additional parties (who invested in Pointer). The source for Egged Holdings’ NIS 1 million loan is Egged Holding’s working capital.

4.	Item 4: Purpose of Transaction

4.1	Share Purchase Agreement (“SPA”)

Egged Holdings signed on November 16, 2004, a SPA with Nexus pursuant to which, inter alia; (a) Egged Holdings purchased from Nexus 28,571,429 Ordinary Shares of Nexus, par value NIS 0.03 each, at a price per share of US 8.4 cents (US$ 0.084), (b) Egged Holdings was issued a warrant to purchase up to 6,285,714 Ordinary Shares of Nexus, at an exercise price per share of US 8.4 cents (U.S$0.084), exercisable within sixty (60) days.

Egged Holdings also signed on February 28, 2005 on a Joinder Agreement to the SPA with Nexus pursuant to which, inter alia, Egged Holdings purchased from Nexus additional 2,380,952 Ordinary Shares of Nexus at a price per share of US 8.4 cents (US$ 0.084), and was issued a Warrant to purchase up to 523,809 Ordinary Shares of Nexus, at an exercise price per share of US 8.4 cents (US$ 0.084) exercisable within sixty (60) days.

As of the date hereof, Egged Holdings did not exercise any such warrants.

The 28,571,429 Shares and the additional 2,380,952 Shares (30,952,381 Shares in the aggregate), constituted following their issuance approximately 12.59% of Nexus then current issued and paid up share capital.

4.2	Convertible Loan Agreements

In conjunction with the SPA, Egged Holdings signed on November 16, 2004 with Nexus and Pointer on the following convertible loan agreements:

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4.2.1	A convertible loan agreement, pursuant to which Egged Holdings provided to Pointer a loan of US$ 2,000,000 (the “Loan Amount”) to bear interest at a rate of three months Libor plus 3.5% compounded annually. The Loan Amount may be converted either into Ordinary Shares of Pointer, par value NIS 1 – each, at a conversion price per share of US$ 212.- and subject to certain

4.2.2	conditions relating to other loans provided to Pointer by other investors, or into Ordinary Shares of Nexus, par value NIS 0.03 each, at any time within 3 (three) years from the closing of said convertible loan agreement (which occurred on February 28, 2005), at a conversion price per share of US 12.9 cents (US$ 0.129).

4.2.3	A convertible loan agreement, pursuant to which Egged Holdings provided to Pointer a loan of NIS 7,275,000.- (approximately US$ 1.7 million) (the “Loan Amount”) to bear interest during the first two years at a rate of 4% per annum and thereafter until repayment, of 7.5% per annum. The Loan Amount may be converted, at anytime within the first two years, subject to certain restrictions, either into Ordinary Shares of Pointer, par value NIS 1.- each, or into Ordinary Shares of Nexus, par value NIS 0.03 each at an exercise price per share of US 18 cents (US$ 0.18).

As stated in section 3.3 above, Egged Holdings also provided to Pointer a loan of NIS 1 million (approximately US$ 230,000.-), pursuant to a loan agreement signed on November 16, 2004. According to the loan agreement, the principal is linked to the Consumer Price Index and bears interest at the rate of 6.5% per annum. The principal plus linkage differences and interest are to be repaid in 9 equal quarterly installments as of 6 months from closing (the Nexus transaction), subject to Pointer’s financial ability.

4.3	Purchase of Assets and Activities of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd.

As publicly reported by Nexus, the above agreements were entered by Nexus as part of the raising of funds by Nexus for the purchase by Pointer of the assets and activities of Shagrir Towing Services Ltd. and Shagrir (1985) Ltd. (together “Shagrir”) for a consideration of approximately NIS 200 million. Shagrir is one of the leading companies in Israel in the field of automobile repair and towing services.

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4.4	Shareholders Agreement.

In conjunction with the SPA and the convertible loan agreements as set forth in sections 4.1 and 4.2 above, Egged Holdings signed on November 16, 2004 a shareholders agreement with DBSI which was amended on January 30, 2005, (the “Shareholders Agreement”). The Shareholders Agreement provides, inter alia, the following:

4.4.1	The Board of Directors of Nexus shall consist of seven directors of which: (i) four (4) members will be nominated by DBSI; (II) one (1) member will be nominated by Egged Holdings; and (iii) two (2) members shall be external directors as required by the Israeli Companies Law, 1999.

4.4.2	Egged Holdings shall have the right to appoint the higher of (i) one (1) director; or (ii) such round number of directors which constitute 20% of Nexus’ representation in the Board of Directors of any direct or indirect subsidiary of Nexus, other than Pointer.

4.4.3	The Board of Directors of Pointer shall consist of eight (8) members. In respect thereto Nexus has reached an agreement with a group of investors that are to invest in Pointer that they shall have the right to nominate four (4) members to the Board of Directors of Pointer. Of the four (4) members to be nominated by Nexus one (1) member shall serve as the Chairman of the Board of Directors of Pointer and shall have a casting vote. Egged Holdings and DBSI have agreed that they shall vote their shares in Nexus such that of the four (4) members to be nominated by Nexus to the Board of Directors of Pointer, Egged Holdings shall be entitled to nominate one (1) member, on its behalf, who shall not act as the Chairman of the Board of Directors of Pointer.

4.4.4	DBSI and Egged Holdings agreed to vote their shares in Nexus against any of the following resolutions, unless the parties agree otherwise in a prior written agreement: (i) distribution of dividend of either more or less than 75% of the profits attributable for distribution under law; (ii) increase of the share capital of Nexus or Pointer; (iii) entry into or amendment of any shareholders agreement to which Nexus is a party; (iv) for a period of twenty four months issuance of new shares or other securities convertible into shares by Nexus under a pre-money valuation of Nexus that is lower than Nexus’valuation under the SPA, not including new options to employees of Nexus and its subsidiaries; (v) approval of certain material transactions such as merger, acquisition and liquidation; and (vi) amendment of the Articles of Association of Nexus or any of its subsidiaries in such a way which shall have an adverse effect on the rights of either of the parties.

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4.4.5	Except for transfer of shares within the usual trade of the stock exchange, Egged Holdings granted DBSI a right of first refusal to purchase its shares in Nexus in the event Egged Holdings shall wish to sell its shares.

4.4.6	Except for a transfer of shares within the usual trade of the stock exchange, in the event DBSI shall wish to sell its shares to a third party DBSI granted Egged Holdings a tag along right in respect of such sale.

4.4.7	The term of the Shareholders Agreement is for as long as DBSI holds at least 20% of the outstanding share capital of Nexus and for as long as Egged Holdings holds at least 9% of the outstanding share capital of Nexus.

4.5	General

4.5.1	Egged Holdings acquired the Nexus Shares for its own account for investment and without a view to the distribution or resale of such Shares.

4.5.2	Egged Holdings may, however, sell or otherwise dispose of any of the Shares, at its discretion, subject to the restrictions of the Shareholders Agreement, in any transaction which does not violate the U.S. Securities Act of 1933, as amended.

4.5.3	Egged Holdings may from time to time acquire additional shares of Nexus or, subject to the restrictions of the Shareholders Agreement, dispose of such shares as well as Nexus Shares already acquired under the SPA through open market or privately negotiated transactions or otherwise, depending on existing market conditions and other consideration discussed below.

4.5.4	Egged Holdings intend to review its investment in Nexus on a continuing basis and, depending upon the price and availability of shares of Nexus, subsequent developments affecting Nexus, Nexus’s business and prospects, other investments and business opportunities available to Egged Holdings, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of its investment in Nexus.

4.5.5	In conjunction with the execution of the above-mentioned SPA and convertible loan agreements and as publicly reported by Nexus, Nexus approved the granting of indemnification letters to its directors and amended its Articles of Association.

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5.	Item 5: Interest in Securities of the Issuer

5.1	Except as set forth below, as of the date of execution hereof and except as restricted by the Shareholders Agreement, Egged Holdings beneficially owns and has the sole power to vote and dispose of 37,761,904 Ordinary Shares (including 6,809,523 Warrants and Options of Nexus) representing approximately 14.94%% of Nexus’s current outstanding issued and paid up share capital and 11.07% on a fully diluted basis.

The amount of 37,761,904 Ordinary Shares does not include:

5.1.1	Ordinary Shares of Nexus which may be purchased by Egged Holdings from Nexus, until February 27, 2008, by way of converting its US$ 2,000,000.- convertible loan to Pointer into Ordinary Shares of Nexus, at a conversion price per share of US 12.9 cents (US$ 0.129), and;

5.1.2	Up to 8,888,889 Ordinary Shares of Nexus which may be purchased by Egged Holdings from Nexus, subject to certain conditions, until February 27, 2007, by way of converting its NIS 7,275,000.- convertible loan to Pointer into Ordinary Shares of Nexus, at an exercise price per share of US 18 cents (US$ 0.18).

5.2	As a result of the Shareholders Agreement, Egged Holdings may be deemed to constitute a group as to Nexus Ordinary Shares. As of the date hereof and without taking into account additional Nexus Shares which may be purchased by Egged Holdings pursuant to sections 5.1.1 and 5.1.2 above, Egged Holdings and DBSI, as a group, beneficially own and share the power to vote and dispose of approximately 41.46% of Nexus’ currently issued and outstanding Ordinary Shares, or approximately 44.78% of Nexus’ issued and outstanding Ordinary Shares on a fully diluted basis.

The information as to Nexus Ordinary Shares beneficially owned by DBSI and Nexus outstanding shares, is based on information provided by Nexus. Egged Holdings expressly disclaims beneficial ownership of any Nexus Shares beneficially owned by DBSI.

5.3	During the last sixty (60) days Egged Holdings did not effect any transactions in Nexus Shares.

5.4	Except itself and DBSI and subject to Section ý6.2.2 below, no other person is known to Egged Holdings to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Nexus Shares.

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6.	ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

6.1	As previously stated, Egged Holdings is a party to the Shareholders Agreement with DBSI.

6.2	Under the Shareholders Agreement, Egged Holdings and DBSI agreed, inter alia, as follows:

6.2.1	Neither party will become a party to any shareholders agreement or understanding with any other party relating to their holdings in Nexus, as long as the Shareholders Agreement is in effect.

6.2.2	Notwithstanding the above, DBSI declared and Egged Holdings acknowledged that the above shall not apply to specific agreements to which DBSI is a party and as follows:

6.2.2.1	An agreement between DBSI and Emerging Markets Ventures I, L.P. and BPA Israel Ventrues LLC, dated March 2003, with regard to tag along.

6.2.2.2	An agreement between DBSI and Pelephone Communications Ltd., Clal Information Technologies Ltd., Polar Communication Ltd., M. Wertheim (Holdings) Ltd., Ardinest-Ben Natan Trustees Ltd., Dror Goldman Ltd., Gadi Aviram Ltd. and I. Brandes Ltd. dated June 27, 2004, with regard to tag along.

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7.	ITEM 7: MATERIAL TO BE FILED AS EXHIBITS.

Exhibits

7.1	Share Purchase Agreement dated November 16, 2004, by and between Nexus and Egged Holdings (“SPA”).
7.2	Shareholders Agreement dated November 16, 2004, by and between Egged Holdings and DBSI, as amended on January 30, 2005.
7.3	Joinder Agreement (to the SPA) dated February 28, 2005, by and between Nexus and Egged Holdings.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true complete and correct.

Date:	August 9 , 2005
Signature:	Egged Holdings Ltd.
____________________________

By:	Name: Opher Linchevski
Title: CFO

Name: ______________________
Title: _______________________

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